GUARANTY BANCSHARES, INC.
201 South Jefferson Avenue
Mount Pleasant, Texas 75455

December 14, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Guaranty Bancshares, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-3 File No. 333-228764

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guaranty Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on Tuesday, December 18, 2018, at 3:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Derek W. McGee, Esq. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5902 or John T. Wilson, Jr. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5923 with any questions you may have with this request. In addition, please notify either Mr. McGee or Mr. Wilson by telephone when this request for acceleration has been granted.

Very truly yours,

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman and Chief Executive Officer

cc:    Derek W. McGee, Fenimore, Kay, Harrison & Ford, LLP
John T. Wilson, Fenimore, Kay, Harrison & Ford, LLP